EXHIBIT 12.1

COMMERCIAL VEHICLE GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands)

	Year Ended December 31,
	2011	2010	2009	2008	2007
EARNINGS
Pre-tax income from operations	$21,685	$4,662	$(97,834)	$(220,728)	$(4,836)
Fixed charges	30,218	19,892	19,607	18,777	16,650
Capitalized interest	—	—	—	—	—

Earnings available for fixed charges	$51,903	$24,554	$(78,227)	$(201,951)	$11,814

FIXED CHARGES:
Interest expense (including debt issuance costs amortized to interest expense)	$27,018	$16,834	$16,387	$15,389	$14,296
Capitalized interest	—	—	—	—	—
Interest component of rent expense[1]	3,200	3,058	3,220	3,388	2,354

Total fixed charges	$30,218	$19,892	$19,607	$18,777	$16,650

Ratio of earnings to fixed charges[2]	1.72	1.23	(3.99)	(10.76)	0.71

[1]

For purposes of calculating the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes and cumulative effect of change in accounting principles plus fixed charges. Fixed charges include interest expense (including amortization of deferred financing costs) and an estimate of operating rental expense, approximately 20%, which management believes is representative of the interest component.

[2]	Earnings before fixed charges were inadequate to cover fixed charges by $97.8 million, $220.7 million and $4.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.